UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL
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LIGHTSCAPE TECHNOLOGIES INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

53227B 101
(CUSIP Number)

11th Dec, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

__________________________
          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 53227B 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SMC Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ] Not applicable

(b) [ ] Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization
•British Virgin Islands

	5.	Sole Voting Power
		•2,450,000

Number of
Shares	6.	Shared Voting Power
Beneficially		•not applicable
Owned by
Each
Reporting	7.	Sole Dispositive Power
Person With		•2,450,.000

	8.	Shared Dispositive Power
		•not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

•2,450,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ] not applicable

11.	Percent of Class Represented by Amount in Row (9)

•5.26%

12.	Type of Reporting Person (See Instructions)

•CO

Item 1.

(a) Name of Issuer.

Lightscape Technologies Inc., a Nevada corporation.

(b) Address of Issuer’s Principal Executive Offices.

3/F., 80 Gloucester Road, Wanchai, Hong Kong 0000000.

Item 2.

(a) Name of Person Filing.

•SMC Investment Management Limited

(b) Address of Principal Business Office or, if none, Residence.

•PO Box 957, Offshore Incorporations Centre, Road Town, BVI

(c) Citizenship.

• British Virgin Islands

(d) Title of Class of Securities.

Common Stock, $0.001 par value per share.

(e) CUSIP No.

53227B 101.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	|_| Broker or dealer registered under Section 15 of the Act.
(b)	|_| Bank as defined in Section 3(a)(6) of the Act.
(c)	|_| Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	|_| Investment Company registered under Section 8 of the Investment Company Act.
(e)	|_| Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
(f)	|_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g)	|_| Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).
(h)	|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	|_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d -1(c), check this box | |.

Item 4. Ownership.

(a)	Amount Beneficially Owned: •2,450,000

(b)	Percent of class: •5.26%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: • 2,450,000

(ii)	Shared power to vote or to direct the vote: • not applicable

(iii)	Sole power to dispose or direct the disposition of: • 2,450,000

(iv)	Shared power to dispose or to direct the disposition of: • not applicable

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

• not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

•not applicable

Item 8. Identification and Classification of Members of the Group.

• not applicable

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

19th March, 2008
(Date)

/s/ Hamilton Tang
____________________
(Signature)

Hamilton Tang/Director
(Name/Title)